VIA EDGAR

October 25, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski and Jessica Livingston

Re:	Plutus Financial Group Limited Amendment No. 5 to Registration Statement on Form F-1 Filed September 20, 2024 File No. 333-276791

Dear Ms. Bednarowski and Ms. Livingston:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated September 30, 2024, commenting on Amendment No. 5 to the Company’s Registration Statement on Form F-1 filed September 20, 2024 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 5 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 63

1. We note the response to comment 3 and the contractual agreement for account executives included as Exhibit 10.9. Please revise your disclosures to address the items below.

● Quantify any amounts you have paid for office and ancillary facilities for account executives during the periods presented, and clarify where such amounts are included in your financial statements.

● Disclose and quantify any defaulted payments or damages incurred by you from clients introduced or handled by account executives, as well as any guarantee payments received by you from account executives as the guarantors and primary obligors of such amounts.

Response: In response to this comment, the Company has amended the Registration Statement to describe, in the MD&A for the six months ended June 30, 2024 and the MD&A for year ended December 31, 2023 on pages 64 and 79, respectively: (i) the amount of defaulted margin loan amounts incurred from clients handled by its account executives, and (ii) to explain that, because the bankruptcy cases of the clients in question are still pending, the repayment liabilities of the account executives as guarantors have not yet been triggered and thus no guarantee payments have been received from the account executives.

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

October 25, 2024

Although the Company’s standard agreement with its account executives includes a provision for office and ancillary facilities, the purpose of this term is to provide the account executives with access to office facilities on an as-needed basis. Account executives are only present in the Company’s offices on an occasional basis. The marginal cost to the Company, if any, arising from the account executives’ use of Company office facilities is trivial and has not been accounted for separately.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 63

2. Refer to your response to comment 3. Please revise to clarify what you mean by “active” account executives and how many agreements you have outstanding. In addition, we note your disclosure that “[t]he commission rates shall be revised at the discretion of the Company from time to time.” Please tell us the factors you consider regarding whether to revise the commission rates, whether you regularly review the commission rates and how often you revise the commission rates. Also disclose whether the agreements you have with your account executives are exclusive such that they cannot provide the same or similar services for another company.

Response: In response to this comment, the Company has amended the Registration Statement on page 79 to remove the descriptor “active” and to explain that account executives are licensed by the Securities and Futures Commission of Hong Kong to work as licensed representatives for a particular financial institution and an account executive may only be licensed to work under one licensed financial institution at one time. The Company has four licensed account executives, all of whom have contractual arrangements with the Company.

In addition, the Company has amended the Registration Statement to clarify that, although the Company has the contractual discretion to revise commission rates, they are rarely changed and are not expected to change regularly, as the Company aims to retain and incentivise the account executives.

Business, page 86

3. We note that business procured by account executives appears to constitute a material portion of revenues and operating expense during the periods presented. Please revise your disclosures, here and elsewhere as appropriate, to provide a detailed discussion of your arrangements with the account executives. This should include, but not be limited to:

● services they provide and costs incurred by you for these services;

● contractual responsibilities of account executives, including with regards to guarantees;

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

October 25, 2024

● if applicable, actions taken by account executives to ensure that referred clients trade within set limits, to recover defaulted payments, and to make margin calls;

● clarification of whether commission rebates are required to be or have been repaid to you or forfeited as a result of serious breaches of contractual obligations; and

● discussion of indemnity amounts, if any.

Response: In response to this comment, the Company has amended the Registration Statement:

●	At pages 64, 65, and 79 to more fully explain the role, professional licensure, and compensation (via commissions) paid to the account executives;

●	At pages 64, 65, and 79 to explain the account executives’ contractual responsibilities with regard to required guarantees of their clients’ margin loan liabilities; and

●	At pages 64 and 79 to explain that:

o	the Company’s trading system is designed to enforce trading limits and prevent illegal trading, and margin calls are made by the Company, not by the individual account executives;

o	account executives do not provide a general indemnity for actions of the customers they have sourced, nor are their commission rebates required to be repaid in the event of breaches of contractual obligations by the customers they have sourced;

o	collection actions on customer margin loans are undertaken by the Company, not the account executives personally; and

o	account executives do, however, remain liable for the outstanding amounts due, if any, on their related customer margin loans (including interest) after collection efforts against the customer have been exhausted.

In addition, the disclosures regarding account executives are repeated and summarized in a new subsection added to page 109 of the Registration Statement entitled “The Role of Account Executives.”

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Loans to Customers, page F-9

4. We note your disclosure that you charge off any delinquent margin loans, including the accrued interest on such loans, no later than 90 days past due. Please revise your disclosures to also clarify your consideration of margin loans with collateral deficiency, such as whether you consider them to be delinquent, how and when any deficiency amounts are charged off, and where charge offs flow through your financial statements.

Response: In response to this comment, the Company has amended the Registration Statement at pages F-10 and F-35 under the “Loans to Customers” portion of Note 2 to explain that: (i) margin loans with collateral deficiency would be considered delinquent if the unsecured loans are past due 90 days, taking into account the repayment history and trading frequency of the customers; (ii) provision for credit losses on the delinquent margin loans and the accrued interest receivables are recorded in the consolidated statements of loss and other comprehensive loss at the end of each periodic review period. The Company charges off receivables from allowance for credit losses after all collection efforts have ceased. If the receivables charged off exceed the provision for credit losses, the excess amounts are directly charged off in the consolidated statements of loss and other comprehensive loss; and (iii) collateral pledged by customers is not reflected in the consolidated financial statements. In addition, the amount of allowances for expected credit losses arising from the assessment of credit losses for loans as of the relevant fiscal periods is disclosed.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.